                                                                    EXHIBIT 99.1

RELATIONSHIP WITH MKE

     MKE manufactures all of Quantum HDD hard disk drives at facilities located in Japan and Singapore. Quantum HDD's relationship with MKE, which has been continuous since 1984, is governed by manufacturing and purchase agreements which continue through 2007, unless terminated sooner as a result of certain specified events including a change-in-control of either Quantum or MKE. The agreements give MKE the exclusive worldwide right to manufacture, and Quantum HDD the exclusive worldwide right to design and market, hard disk drives. Quantum HDD works closely with MKE to regularly adjust its purchase orders as market requirements change. Quantum HDD and MKE also work together to develop strategic relationships with leading suppliers of many of the key components for Quantum HDD's hard disk drives.

     Under the separation documents, the agreements between Quantum and MKE will not be assigned to Maxtor. As a result, after the merger Maxtor will have no rights or obligations under these agreements. On October 2, 2000, Maxtor and MKE entered into a memorandum of understanding regarding the future relationship between the combined company and MKE. The parties have agreed to operate under the following principles:

     - Maxtor and MKE agree to work on a common design, which will be manufacturable in both Maxtor Singapore facilities and MKE facilities. It is anticipated that this will be achieved in early 2002 or sooner if practical. This common design should not adversely impact the capital tooling requirements of either company.

     - Until a common design is achieved, both Maxtor and Quantum HDD platforms will be maintained and manufactured in each respective factory, until 7200 rpm volumes are sufficient to utilize most of MKE's capacity.

     - Upon implementation of the common design platforms in early 2002, MKE will be the beneficiary of anticipated volume growth, so long as product cost, quality, flexibility and time to volume is equal to or more competitive than Maxtor's own manufacturing capability.

     - Maxtor will evaluate leveraging MKE's vertical integration capabilities in the areas of components and sub-assemblies, provided they are competitive in the areas of quality, flexibility, price and terms.

     - Maxtor and MKE will work together to improve flexibility in supply chain management and logistics.

     The parties also agreed that prior to the completion of the merger, Maxtor and MKE will work together to negotiate and re-assign the various manufacturing and purchase agreements currently in place with Quantum. Maxtor and MKE are engaged in ongoing negotiations to finalize the terms of a continuing relationship between the parties following the merger.

     Maxtor's Singapore manufacturing operations and world-wide supplier base will continue to be an essential part of the combined company's design and manufacturing strategy.

MATERIAL TAX CONSEQUENCES OF THE SPLIT-OFF AND MERGER

     Quantum and Maxtor have received an opinion from Ernst & Young to the effect that (either by themselves or in conjunction with the merger) the separation and the redemption should qualify as tax-free transactions to Quantum, Quantum's new subsidiary and holders of Quantum HDD common stock under
Section 355 and related sections of the Internal Revenue Code, or the Code. The following discussion of Section 355 is based upon the opinion of Ernst & Young. The obligations of the parties to the merger agreement are conditioned on the receipt by Quantum and Maxtor of a re-issued opinion from Ernst & Young to the same effect as its previous opinion without any adverse qualifications or modifications.

     The obligations of the parties to the merger agreement are also conditioned on the receipt by Quantum and Maxtor of an opinion from their respective counsel, Wilson Sonsini Goodrich & Rosati, a Professional Corporation, and Gray Cary Ware & Freidenrich LLP, respectively, to the effect that the merger will constitute a reorganization within the meaning of Section 368(a) of the Code.

     The opinion of Ernst & Young issued prior to the execution of the merger agreement was, and the re-issued opinion of Ernst & Young, as well as the separate opinions of Wilson Sonsini Goodrich & Rosati and Gray Cary Ware & Freidenrich, will all be, subject to limitations and qualifications and based on various representations. None of the opinions, nor the description of the material federal income tax consequences set forth in the following discussion, is binding on the IRS or the courts and no assurance can be given that contrary positions will not be successfully asserted by the IRS or adopted by a court.

     CONSEQUENCES TO QUANTUM

     When a parent corporation distributes to its stockholders the stock of a subsidiary, the distribution can qualify for tax-free treatment to both the parent corporation and its stockholders if it meets certain conditions described in Section 355 of the Code. The separation and the redemption have been structured to comply with these conditions. Moreover, Ernst & Young has delivered an opinion to Quantum (and a letter entitling Maxtor to rely on its opinion) that the separation and the redemption, if carried out as planned, should meet the conditions prescribed by Section 355 and thus should qualify for tax-free treatment to Quantum, the newly-formed subsidiary and the holders of Quantum HDD common stock. The following discussion is based upon the opinion of Ernst & Young. The full text of the Ernst & Young opinion has been filed as an exhibit to the registration statement on Form S-4 filed by Maxtor with the Securities and Exchange Commission and the following discussion, insofar as it summarizes this opinion, is qualified in its entirety by reference to that exhibit. The parties' obligations to carry out the merger are conditioned on their receipt of a re-issued opinion from Ernst & Young confirming its prior opinion.

     Even if a parent corporation's distribution of its subsidiary's stock meets the general Section 355 conditions, if either the parent corporation or the subsidiary is acquired pursuant to a plan of which the distribution is a part, special rules provided in Section 355(e) generally require the parent corporation to recognize gain on the distribution. Specifically, Section 355(e) applies if, pursuant to a plan (or series of related transactions) of which the distribution is a part, one or more persons acquire, directly or indirectly, a 50% or greater interest in either the parent or the subsidiary. For this purpose, any acquisitions of stock of either corporation within two years before or after the distribution are presumed to be part of the plan unless the parent corporation establishes otherwise.

     The merger will not itself cause Quantum to recognize gain on the separation and redemption under Section 355(e) as long as the holders of Quantum HDD common stock own more than 50% of the Maxtor common stock outstanding immediately after the merger. The exchange ratio in the merger has been set so that the holders of Quantum HDD common stock will own at least 50.1%, of the Maxtor common stock outstanding immediately after the merger. Ernst & Young has specifically opined that, assuming the exchange ratio has been so set, the merger should not cause the separation to be taxable by reason of Section 355(e).

     Even if the merger does not by itself result in the application of Section 355(e) to the redemption, that section could apply as a result of the combined effect of the merger and other transactions that are, or are treated as, part of the redemption plan. The merger will result in an acquisition of interest in Quantum HDD of up to 49.9% -- just below the 50% threshold of Section 355(e). Therefore, if other transactions in the stock of Quantum, Quantum's new subsidiary, or Maxtor are considered as part of a plan that includes the redemption and the merger, those transactions, together with the merger, could result in an acquisition of a 50% or greater interest in Quantum HDD.

     In rendering its opinion, Ernst & Young considered the following transactions in Quantum stock that occurred during the past two years of which it was advised by Quantum and the following transactions in Maxtor stock that could be expected to occur during the two years following the redemption of which it was advised by Maxtor and specifically opined that these transactions should not be treated as acquisitions of shares pursuant to a plan (or series of related transactions) for purposes of Section 355(e):

          (a) The issuance of shares of Quantum HDD common stock to the historic shareholders of Snap Division Corporation (previously known as Meridian Data, Inc.), a company acquired by Quantum in October 1999.

          (b) The issuance of shares of Quantum common stock to the historic shareholders of ATL Products, Inc., a company acquired by Quantum in October 1998.

          (c) The issuance of shares of Quantum HDD common stock prior to the merger under existing Quantum equity compensation plans pursuant to (i) the exercise of options or (ii) the grant of restricted stock.

          (d) The issuance of Maxtor shares after the merger under existing Maxtor equity compensation plans pursuant to (i) the exercise of options or
     (ii) the grant of restricted stock in the ordinary course consistent with past practices.

          (e) The issuance of Maxtor shares after the merger pursuant to the exercise of employee options to purchase Quantum HDD common stock that will be assumed by Maxtor.

          (f) The issuance of Maxtor restricted shares pursuant to the exchange by employees of restricted Quantum HDD common stock for restricted Maxtor shares.

          (g) The issuance of shares of Quantum HDD common stock prior to the merger, and the issuance of Maxtor shares after the merger, if any, which are issued to holders of Quantum convertible debentures which were issued in August 1997.

          (h) Public trading in Quantum HDD common stock and in Maxtor shares.

          (i) Quantum's issuance of Quantum HDD common stock and of Quantum DSS common stock to Quantum stockholders in Quantum's reclassification of its stock into tracking stocks in August 1999.

          (j) The issuance of Quantum DSS common stock pursuant to employee options exercisable into Quantum DSS common stock or the issuance of restricted Quantum DSS common stock pursuant to the merger.

          (k) The redemption of Quantum shares pursuant to Quantum's open market stock repurchase programs.

     Ernst & Young's opinion specifically states that its opinions and conclusions are based upon an analysis of the Code as in effect on the date of the opinion, Treasury regulations, current case law, and published IRS authority and that the foregoing are subject to change, which may be retroactively effective. In its opinion, Ernst & Young also expressly disclaims any obligation to update its opinion for changes in facts or law occurring subsequent to the date of its opinion. Ernst & Young's ability to re-issue its opinion at the closing of the merger will depend on it being satisfied that no change in facts or law since October 3, 2000 has prevented it from being able to do so. The re-issued opinion, if rendered, will contain qualifications, limitations and disclaimers corresponding, as of the closing date, to those contained in its initial opinion.

     In addition, Ernst & Young has advised that Section 355(e) is a relatively new provision of law. Accordingly, little authoritative guidance exists regarding its interpretation. In particular, there is uncertainty over the analysis to be used to determine whether transactions are part of a plan (or series of related transactions). In addition, such a determination is inherently factual and subject to the interpretation of the facts and circumstances of a particular case. Ernst & Young's opinion particularly notes that the regulations regarding the definition of "plan (or series of related transactions)" under
Section 355(e) are proposed, and have not become final and that such regulations, when finalized, could affect the conclusions reached in its opinion. At the time Ernst & Young issued its opinion proposed regulations were pending but those proposals were withdrawn and replaced with new proposals in January 2001. Ernst & Young has informed Quantum and Maxtor that the content of the new proposals does not give Ernst & Young any reason to believe it will not be able to re-issue its opinion at the closing of the merger (assuming that Quantum and Maxtor are each able to confirm the representations they made to Ernst & Young in connection with its original opinion). However, the new proposals do not directly address several of the issues concerning the effect of
Section 355 on the merger. Further, the final regulations may differ from the new proposals in respects material to the merger and, even if the final regulations take effect in substantially the form of the new proposals, they will only govern transactions completed after their effective date whereas Maxtor and Quantum expect to close the merger before that date.

     If the redemption was taxable to Quantum under Section 355(e), Quantum would recognize taxable gain on the redemption as if it had sold for its fair market value Quantum's new subsidiary's common stock distributed in the redemption. The amount of any such tax liability would be the amount by which the aggregate market value of Quantum HDD (determined by reference to the trading value of Quantum HDD common stock on the closing date) exceeds Quantum's basis in the assets comprising Quantum HDD and, depending on what that amount is, the amount of tax could be many hundred million dollars. See "Tax Risks Related to the Split-off and Merger" beginning on page 36.

TAX OPINION INSURANCE POLICY

     Maxtor and Quantum have obtained a tax opinion insurance policy from a syndicate of major insurance companies. It is a condition to the closing of the merger that this insurance policy be in full force and effect. The full text of the form of policy has been filed as an exhibit to the registration statement on Form S-4 filed by Maxtor with the Securities and Exchange Commission and the following summary of the policy is qualified in its entirety by reference to that exhibit. If an insured tax loss is sustained by Quantum, the insurers will be contractually obligated to indemnify Quantum for such loss (or Maxtor, to the extent Maxtor pays the loss), up to the limits of the policy. The limits of insurance total $340 million, including expenses of a tax contest, up to $2 million. The insurance applies to federal income tax, or state income or franchise tax, liability that Quantum may be determined to have incurred as a result of the split-off of Quantum HDD as part of the transaction that combines Quantum HDD and Maxtor. Maxtor has paid the full insurance premiums in the amount of approximately $15.7 million. In the event the merger agreement is terminated, Maxtor is entitled to receive 85% of the premium payments back from the insurers.

     The policy contains provisions similar or identical to those found in many other commercial insurance policies, including provisions for payment of contest expenses, submittal and notice of claims, assistance and cooperation between the insurers and the insureds, rights of subrogation for the insured in the event a claim is paid, choice of counsel in the event of a tax contest proceeding, arbitration of and choice of forum for insurance disputes, choice of law applicable to policy interpretation and assignments of rights. The policy is also subject to a number of customary conditions, exceptions and exclusions, including:

     - Quantum and Maxtor must give notice within 60 days of receiving any demand or claim from a tax authority for payment of taxes in connection with the split-off and the merger;

     - Quantum and Maxtor must give notice within 60 days of receiving any other written communications from a tax authority that could reasonably require the insurers to make a payment under the policy, if the failure to give notice could adversely affect the insurers' rights or obligations under the policy;

     - Quantum and Maxtor must have prepared and filed tax returns and taken reasonable steps to mitigate any insured tax loss;

     - the insurance will not pay for an insured tax loss caused by changes in the operative documents relating to the merger without prior written notification to and consent of the insurers;

     - the insurance will not pay for an insured tax loss caused by failure of Maxtor or Quantum to follow conditions stated in the opinion issued by Ernst & Young, the Maxtor officer's tax certificate and certain other documents relating to the merger, provided such failure is material to the insurers' liability; and

     - the insurance will not pay for an insured tax loss caused by a breach in the representations made in the Maxtor officer's tax certificate and certain other documents relating to the merger, provided such failure is material to the insurers' liability.

     In addition, the policy will not pay for a tax loss caused by a change in governing tax law material to the insurer's liability. However, if such a change occurs, Maxtor and Quantum believe it is unlikely that Ernst & Young will be able to re-issue its October 3, 2000 tax opinion, in which the event either of them could decline to complete the merger. See "Material Tax Consequence of the Split-off and Merger," beginning on page 94, and "The Merger Agreement -- Conditions to Closing," on page 127.

     The policy will have a basic term of six years from the date the merger closes. However, if any statute of limitations prescribes a longer period in which a tax authority can assert a claim relating to the merger, the policy will remain in effect, as to that claim, until the longer period has ended. In addition, if a claim by a tax authority is pending on the sixth anniversary of the closing, the policy will continue to cover that claim until it is resolved (subject to compliance with the claims procedures stated in the policy and also subject to the limits of coverage not having been used up by other claims).

     As is the case under any insurance policy, coverage is available for all covered claims until the coverage limit is reached. Accordingly, Quantum and Maxtor are entitled to make an unlimited number of claims under the policy, subject to its coverage limits and other provisions. This addresses the possibility that different tax authorities (for instance, the IRS and a state tax authority) could assert tax claims at different times and in different amounts in connection with the merger during the term of the policy.

     The table provides information about the members of the insurance syndicate and their respective portions of the total $340 million of insurance coverage:

                                                                  COUNTRY                   STANDARD &
  FINANCIAL                                                          OF        AM BEST        POOR'S
PARTICIPATION                 IDENTITY OF INSURER                 DOMICILE    RATINGS(1)    RATING(1)
-------------                 -------------------                 --------    ----------    ----------
$50 Million      Gulf Underwriters Ins. Co.(2)                     US           A+IX           AA
$50 Million      American International Speciality Lines Ins.      US          A++XV           AAA
                 Co. (AIG)
$25M             Nutmeg Ins. Co. (The Hartford)                    US           A+XV           AA
$25M             Liberty Surplus Insurance Corp. (Liberty          US           A+XV           AA-
                 Mutual)
$25M             North American Capacity Ins. Co. (Swiss RE)       US          A++XV           AAA
$75M             Lloyds of London                                  UK           A XV           A+
$50M             Lloyds of London                                  UK           A XV           A+
$15M             Kemper Surplus Lines Ins. Co.                     US           A XV        No rating
$10M             Steadfast Ins. Co. (Zurich)                       US           A+XV           AA+
$10M             Columbia Casualty Ins. Co. (CNA)                  US           A XV            A
$5M              Royal Ins. Co. of America                         US          A+XIV           AA-

-------------------------
(1) AM Best and Standard & Poor's are two of the principal rating agencies. The letters used in these ratings (e.g., "A" or "AA") represent the rating agency's overall evaluation of the issuer's financial strength, operating performance and market profile. AM Best's financial size categories (denoted by Roman numerals, e.g. "IX" or "XV") reflect the issuer's size based on its capital surplus and additional reserve funds in millions of dollars. A category of IX reflects between $250 and $500 million; XIV reflects between $1.5 billion and $2 billion; XV reflects greater than $2 billion. Neither Maxtor nor Quantum assumes any responsibilities for these ratings which represent evaluations by the rating agencies.

(2) An affiliate of Salomon Smith Barney, which is serving as financial advisor to Maxtor in connection with the merger.

MAXTOR STOCKHOLDER AGREEMENT WITH HYUNDAI

     On June 25, 1998, Maxtor, Hyundai Electronics America, and Hyundai Electronics Industries, collectively "Hyundai", entered into a stockholder agreement. In consideration of Maxtor entering into the merger agreement, the parties to the stockholder agreement entered into an amendment to the stockholder agreement dated as of October 3, 2000. The following describes the material terms of the stockholder agreement as amended.

     STANDSTILL RESTRICTIONS REGARDING HYUNDAI'S PURCHASE OF ADDITIONAL MAXTOR VOTING STOCK

     From the date of the merger agreement through the second anniversary of the effective time of the merger, Hyundai and its affiliates may not acquire additional shares of Maxtor voting stock unless the acquisition of such shares is approved by Maxtor.

     If the merger agreement is terminated, however, from the date of its termination through December 31, 2001, Hyundai and its affiliates may purchase additional shares of Maxtor voting stock if any person or group (other than Hyundai or a Hyundai affiliate), without the consent of Maxtor's board of directors:

     - makes a tender or exchange offer for 40% or more of the outstanding shares of Maxtor voting stock; or

     - acquires ownership of more than 20% of the outstanding shares of Maxtor voting stock.

     REGISTRATION RIGHTS

     Hyundai and any transferee are entitled to the following registration rights under the stockholder agreement, as amended:

     - the right to include their shares of Maxtor common stock in a registration of common stock effected by Maxtor under the Securities Act for sale, subject to certain customary exceptions; and

     - the right to request a total of two registrations (five if the merger agreement is terminated) of their shares of Maxtor common stock on Form S-3 for sale. A Hyundai transferee may only request one such registration in any 12-month period.

     Hyundai may transfer its registration rights to a transferee provided Hyundai has transferred at least 10% of the shares owned by it to the transferee. The transferee must agree to be bound by certain terms of the stockholder agreement. If Hyundai transfers its registration rights, the number of registrations to which it is entitled will be reduced.

     The stockholder agreement, as amended, contains customary provisions regarding expenses of registration, indemnification, Exchange Act reporting, assignment of registration rights, market stand-off agreements, termination of registration rights and limitations on subsequent registration rights.

     BOARD REPRESENTATION

     The procedure for the nomination of the slate of the board of directors is as set forth below:

     - if Hyundai and its affiliates own a majority of Maxtor's voting stock, Hyundai must maintain at least two directors on the board of directors who are not, and who never have been, an officer, employee or paid consultant of Hyundai or Maxtor;

     - provided Hyundai and its affiliates own at least 30% but less than a majority of Maxtor's voting stock, Hyundai may nominate one designee for each of the three classes of Maxtor's board of directors subject to the approval of Maxtor's stockholders;

     - provided Hyundai and its affiliates own at least 20% but less than 30% of Maxtor's voting stock, Hyundai may nominate one director in each of two of the three classes of Maxtor's board of directors subject to the approval of Maxtor's stockholders;

     - provided Hyundai and its affiliates own at least 10% but less that 20% of Maxtor's voting stock, Hyundai may nominate one director subject to the approval of Maxtor's stockholders;

     - if any director designated by Hyundai ceases to be a director, Hyundai may nominate a director to fill the vacancy subject to the approval of the board of directors;

     - if Hyundai does not nominate a director to serve on the board of directors within 90 days prior to the annual meeting at which such director would be elected, the board of directors may nominate a person selected by the nominating committee without regard to any later designation by Hyundai;

     - if Hyundai does not nominate a director to fill a vacancy on the board within 30 days of notification of the vacancy, the board of directors may fill the vacancy without regard to any later designation by Hyundai;

     - Hyundai and its affiliates will vote their shares in favor of the slate of directors nominated pursuant to the procedures set forth in the stockholder agreement; and

     - any employee of Hyundai or its affiliates serves on Maxtor's board of directors.

     Maxtor may suspend the sale of any of its securities by Hyundai if:

     - Maxtor determines that the offering would require the disclosure of material information that Maxtor has a bona fide business purpose for keeping confidential; or

     - Maxtor is unable to comply with Securities and Exchange Commission requirements.

     The above restriction will be removed when the information is no longer confidential or Maxtor complies with Securities and Exchange Commission requirements, as applicable.

     Following the completion of the merger, Hyundai will beneficially own approximately 17.5% of Maxtor's outstanding common shares.

     Trading Restrictions

     The stockholder agreement provides that Hyundai and its affiliates may only sell shares under any registration perfected by Maxtor during the period when a trading window for company insiders is open if Hyundai has the right to designate a nominee for director.